

September 27, 2012

Via E-mail
Paul Stanley
Acting Chief Financial Officer
Allied Irish Banks, p.l.c.
Bankcentre, Ballsbridge
Dublin 4, Ireland

> Re: **Allied Irish Banks, p.l.c.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 24, 2012**
> **Form 6-K for the Date of July 27, 2012**
> **Filed July 27, 2012**
> **File No. 001-10284**

Dear Mr. Stanley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Chief Executives Review, page 6

1. We note your disclosure on page 8 that during 2011 you exceeded the Irish Government's €3 billion SME lending target by €600 million and also that you approved more than 90 percent of credit applications received. Please tell us and revise your future filings to more fully discuss each type of SME loan offered, origination policies and procedures, typical terms, and any other information deemed necessary for an understanding. This disclosure should describe any adjustments or modifications to your lending requirements

that have influenced your approval rates for small business lending and, if appropriate, should include a risk factor that addresses any risks associated with these new standards. Please also consider providing quantitative disclosures to supplement an investor's understanding of your current holdings of each of these types of loans.

Financial Review – 1. Business description

1.3 Strategy, page 16

2. We note your disclosure that loans to Irish retail, commercial and corporate customers are "core assets" and that the bulk of the remaining loans are deemed "non-core." In future filings, please provide a brief description of assets that are "non-core."

EU Restructuring Plan, page 17

3. Please provide a more detailed description of the updated restructuring plan that was submitted to the European Commission in July 2011 as well as the structural and behavioral measures that management believes the European Commission may require. Please also tell us whether you have received any updates as to the approval of the restructuring plan to date.

Risk management – 1. Risk Factors

Macro-economic and geopolitical risk

Ireland depends materially on financial support of the International Monetary Fund…, page 62

4. We note your disclosure that Ireland depends materially on financial support from the IMF, the EU and the ECB. Please revise to more fully describe the conditions of the financial support disclosed in this section, including a description of any material conditions that are specific to you and your business instead of to Ireland as a whole, and your progress in meeting, complying or maintaining such conditions to date.

Risks related to our business operations, governance and internal control systems

The Group faces heightened operational and reputational risks, page 67

5. Please provide a more detailed description of the executive pay and compensation arrangements that the Group is required to comply with under the terms of the recapitalization.

3.1 Credit Risk, page 76

6. We note disclosures on page 78 related to your Mortgage Arrears Resolution Strategy (MARS) noting that you have developed a strategy for dealing with customers in difficulty or likely to be in difficulty. Taking into consideration your disclosure, please

tell us and revise your future filings to provide a comprehensive understanding of this new strategy and related current or expected impact to your financial statements. Please also tell us and revise your filings to disclose the following:

- We note your total forbearance disclosures on page 115. Please distinguish between the forbearance agreements as a result of your implementation of MARS from those forbearances performed previously;
- Discuss your current success rates with loans which have been restructured as a result of your implementation of MARS and compare and contrast these success rates to loans restructured previously;
- Consider providing comparative annual disclosures that would allow an understanding of the trends from year to year with your restructured arrangements; and
- We note disclosures on page 118 that as of December 31, 2011, 53% of owner-occupier and 64% of buy-to-let mortgages were in a negative equity position. Please tell us if your new strategy addresses restructuring arrangements for borrowers who are current with their payments but have negative equity.

Credit Profile of Residential Mortgages, page 115

7. We note your tables of Republic of Ireland residential owner-occupied and buy-to-let mortgages subject to forbearance agreements. Noting that 15% of your total residential mortgage book in the Republic of Ireland were subject to forbearance agreements as of December 31, 2011, please tell us and revise your future filings to disclose the following:

- Provide your definition of a forbearance agreement. In this regard, disclose whether these loans would be considered impaired based upon the criteria in paragraph 59(c) of IAS 39 and clearly specify whether there are any instances in which you would grant a concession to a borrower where the modified loan would not be considered to be a forbearance;
- To the extent that you have modified loans which are not deemed to be a forbearance or impaired, please explain how you concluded that all of these loans should not be classified as a forbearance or impaired and disclose the balance of these loans for each period presented;
- Discuss whether you grant multiple short-term modifications for the same loan, and if so, disclose how your consider these modifications in your determination of the allowance for impairment charges;
- Discuss your policy for removing forbearance loans initially classified as impaired from impaired status. Also, clarify whether there are any situations in which a forbearance loan is removed from impaired status (i.e. due to performance under modified terms for a specified period of time) and if so, whether impairment of such loans continues to be measured on an individual basis or is included in your collective assessment for impairment;

- Consider providing a roll-forward of your forbearance agreements for each period presented so that a reader may understand the various drivers of changes in the balances of those loans; and
- Revise to provide disclosures related to the forbearance agreements for the remainder of your loan portfolio as we only note quantitative disclosures related to your residential mortgages in the Republic of Ireland.

Policies and Processes

Additional requirements in the United States, page 217

8. Please tell us whether there have been any changes in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you will include this information in future filings. Please refer to Item 15(d) of Form 20-F.

Note 3 - Interest Expense and Similar Charges, page 270

9. We note your disclosure that included within interest expense is €488 million and €306 million related to the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG) for the years ended December 31, 2011 and 2010, respectively. We also note that the government guarantee fee for the CIFS scheme in note 5 is reflected in "fee and commission expense" for the year ended December 31, 2010. Please compare and contrast your presentation of these two expenses as it appears from note 56 that the ELG replaced the CIFS scheme during 2010.

Additional Information

Material Contracts, page 434

10. It does not appear that you have filed the EBS Acquisition Agreement or the Contingent Capital Note Purchase Agreement discussed in this section as exhibits to your annual report. Please file these agreements in an amended annual report, revise your exhibit index to indicate when these agreements were filed, or explain how you determined that you were not required to file these agreements.

American Depositary Receipts, page 439

11. Please provide the staff with an update regarding The Bank of New York Mellon's plan to sell the shares underlying the ADRs on the ESM from and after April 10, 2012. Please also explain whether the owners of the ADRs have been, or will be, permitted to choose whether or not they sell the shares.

Form 6-K for the Date of July 27, 2012

AIB Group Preliminary Interim Results Announcement June 2012

Gross Loans and Receivables to Customers, page 16

12. Please tell us and revise your future filings to explain the reasons for the incurred but not reported (IBNR) impairment reversal of €456 million during the six-month period ended June 30, 2012. Noting your methodology for establishing your IBNR as disclosed on page 238 of your Form 20-F for the period ended December 31, 2011, please bridge the gap to explain changes in loss emergence rates, loss emergence periods, and loss given default rates, as applicable, in addition to any other information that will provide for an enhanced understanding of movements within your IBNR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney